October 13, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York
(File Nos. 333-_________ and 811-08401)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 222 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement is substantially similar to the prospectus contained in the initial registration statement on Form N-4 (File No. 333-176619; Jackson National Separate Account – I), filed on September 1, 2011. Thus, Registrant is requesting selective review. Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the Prospectus marked to show changes from the prospectus filed with the initial registration for File No. 333-176619 referenced above.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Michael L. Kosoff
Joan E. Boros